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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: September 30, 2028 Estimated average burden hours per response 2.50

FORM 12b-25	SEC FILE NUMBER

CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR

For Period Ended: September 30, 2025

	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

For the Transition Period Ended:_____________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Aim ImmunoTech Inc.
Full Name of Registrant

Former Name if Applicable

2117 SW Highway 484
Address of Principal Executive Office (Street and Number)

Ocala, FL 34473
City, State and Zip Code

SEC 1344 (01-19)	Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

Board of Governors of the Federal Reserve System	0MB Number 7100-0091	Approval expires February 28, 2026

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2025, within the prescribed time due to delays in completing the required review. Additional time is needed for management to compile and verify the data to be included in the report. The Registrant expects to file within the permitted extension period.

(Attach extra Sheets if Needed)

Robert Dickey IV	610	864-6470
(Name)	(Area Code)	(Telephone Number)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes	☒	No	☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	☒	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See attached.

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Aim ImmunoTech Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 17, 2025	By	/s/ Robert Dickey IV
Robert Dickey IV
Chief Financial Officer

INSTRUCTION: The Form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the Form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the Form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This Form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the Form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The Form shall be clearly identified as an amended notification.

5.	Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).

6.	Interactive data submissions. This Form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).

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ATTACHMENT TO PART IV-ITEM (3) OF FORM 12B-25

AIM ImmunoTech, Inc.

WITH RESPECT TO ITS FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2025

The Registrant estimates that its results of operations for the period ended September 30, 2025, as reflected in its consolidated statements of operations to be included in its Form 10-Q for the period ended September 30, 2025, will reflect the following changes:

For the three month period ended September 30, 2025, the Registrant expects to report a decrease in revenues to approximately $26,000 from approximately $35,000 for the three month period ended September 30, 2024. For the nine month period ended September 30, 2025, the Registrant expects to report a decrease in revenues to approximately $67,000 from approximately $125,000 for the nine month period ended September 30, 2024. Also, for the three month period ended September 30, 2025, the Registrant expects to report a net loss of approximately $3,284,000 compared to a net loss of approximately $3,700,000 for the three month period ended September 30, 2024. For the nine month period ended September 30, 2025, the Registrant expects to report a net loss of approximately $9,783,000 as compared to a net loss of approximately $11,353,000 for the nine month period ended September 30, 2024.

Finally, for the three month period ended September 30, 2025, the Registrant expects to report net loss per share - basic and diluted - of approximately $(1.57) compared to net loss per share – basic and diluted - of $(6.00) for the three month period ended September 30, 2024. For the nine month period ended September 30, 2025, the Registrant expects to report net loss per share - basic and diluted - of approximately $(8.18) compared to net loss per share – basic and diluted - of $(21.00) for the nine month period ended September 30, 2024.

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